Filed by Linear Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Linear Technology Corporation

Commission File Number: 000-14864

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CORPORATE PARTICIPANTS

Ali Husain Analog Devices Inc - Treasurer & Director of IR

Vincent Roche Analog Devices Inc - President & CEO

Bob Swanson Linear Technology Corporation - Co-Founder & Executive Chairman

David Zinsner Analog Devices Inc - CFO

CONFERENCE CALL PARTICIPANTS

John Pitzer Credit Suisse - Analyst

Chris Danely Citigroup - Analyst

Vince Celentano Raymond James - Analyst

Ambrish Srivastava BMO Capital Markets - Analyst

Tore Svanberg Stifel Nicolaus - Analyst

Craig Ellis B. Riley & Company - Analyst

Amit Daryanani RBC Capital Markets - Analyst

Tristan Gerra Robert W. Baird & Company - Analyst

Stacy Rasgon Bernstein Research - Analyst

Craig Hettenbach Morgan Stanley - Analyst

Blayne Curtis Barclays Capital - Analyst

Ross Seymore Deutsche Bank - Analyst

Steven Chin UBS - Analyst

Amit Shah Nomura Securities - Analyst

Ian Ing MKM Partners - Analyst

Vivek Arya BofA Merrill Lynch - Analyst

C.J. Muse Evercore ISI - Analyst

William Stein SunTrust Robinson Humphrey - Analyst

Cody Acree Drexel Hamilton - Analyst

PRESENTATION

Operator

Good afternoon. My name is Jennifer and I will be your conference facilitator. At this time, I would like to welcome everyone to the Analog Devices conference call.

(Operator Instructions)

Thank you. Mr. Husain, you may begin your conference.

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Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right, thank you very much, Jennifer, and good afternoon, everybody. Thank you for joining us. We are here and we are very excited to be discussing the combination of Analog Devices and Linear Technology. This will create a global high-performance analog leader with a $30 billion enterprise value. If you have not seen our press release and accompanying slide presentation, you can find all of that information on our website at investor.analog.com.

So with us on the call today are Vincent Roche, President and CEO of Analog Devices; David Zinsner, our CFO of Analog Devices; and we are also delighted to have Bob Swanson, Co-Founder and Executive Chairman of Linear Technology.

Before we begin today’s call, please note that the information we are about to discuss, including expected timing and completion of the proposed transaction, and the financial impact to Analog Devices and other anticipated benefits of this transaction, includes forward-looking statements. These forward-looking statements include risks and uncertainties, including but not limited to those described in the press release that we issued this afternoon announcing the transaction and those described in our Form 10-Q filed on May 18, and those described in Linear Technology’s Form 10-Q filed on May 5.

Our actual results could differ materially from the forward-looking information that is provided on this call. Subsequent events and developments may cause our outlook to change and except as otherwise by required by law, we do not undertake any obligation to update the forward-looking statements made by us today to reflect subsequent events or circumstances. Therefore, this conference call includes time-sensitive information that may be accurate only as of the date of this live broadcast, which is July, 26, 2016.

Our comments today will also include non-GAAP financial measures, which we have reconciled to their most directly comparable GAAP financial measures in the accompanying investor presentation, which we’ve posted on the investor page. So with all of that behind us, let’s get to the main program. I would like to turn the call over to Vince. And for folks on the line, starting on slide 3 of the presentation.

Vincent Roche - Analog Devices Inc - President & CEO

Great, thanks very much, Ali, and good afternoon, everyone. So let me begin by saying how excited we are to announce the combination of the two highest-quality Companies in analog, and what will create a $30 billion enterprise value innovation powerhouse. We believe this is a terrific combination for our customers, our shareholders, and of course, our employees. Our two Companies are strategically aligned, we have complementary product portfolios, and most importantly, we share very similar values founded upon engineering excellence, innovation and a passion for our customers’ success.

I have tremendous respect and admiration for the franchise created by Linear Technology over the past 35 years, and I have no doubt that our similarities and a joint ability to drive innovation will create a trusted leader in our industry, capable of creating significant growth. And in turn, delivering tremendous benefits to our customers, our shareholders and our employees.

Let me to describe the compelling strategic and financial benefit of this combination. We believe that by combining the two premier analog Companies, we will create the global high-performance analog industry leader. Our two Companies have very highly complementary product portfolios, and we both sustain market-leading positions. In fact, the combined Company will become a leader across all major analog product categories, which we believe will increase our opportunities to innovate, and over time, to bend the growth rate. We believe this combination is a good one for our customers, who will get access to a new combination of engineering excellence, application to main expertise and parallel support, and an unmatched breadth and diversity of offerings.

We also believe this combination is a very good one for Analog Devices and Linear Technology shareholders. Now, in a while, Dave will provide more detail. But at a high level, the combination value of Linear Tech at $14.8 billion are approximately $60 per share, with Linear shareholders entitled to receive $46 per share in cash and 0.2321 of a share of ADI stock for each share they own. This transaction creates a best-in-class financial model for Analog Devices, and we expect we will have an industry-leading, non- GAAP margin and free cash flow profile. In addition, this transaction is expected to be immediately accretive to our non-GAAP earnings per share and free cash flow, both of which should increase over time as we realize the financial synergies from this transaction.

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Now, turning to slide to 4, the combination of our two Companies creates a true analog industry leader. We are keenly focused on the many opportunities for high-performance analog in the B2B markets. And the combined Company will have leadership in all of the technologies that solve mission-critical challenges for our customers. We expect that our combined financial profile will be stellar, the best in the industry, with $5 billion approximately in revenue, 38% non-GAAP operating margins, and $1.5 billion in free cash flow, based on in FY15 information.

Turning to slide 5, most of you know Linear Technology well, but let me introduce Bob Swanson, Linear Tech’s Co-Founder and Executive Chairman, to give our audience a quick introduction to this highly diversified analog industry leader. Bob is a true visionary and pioneer in our industry. And I look forward to the opportunity to work with him and the rest of Linear’s talented management team. So, Bob?

Bob Swanson - Linear Technology Corporation - Co-Founder & Executive Chairman

Okay, thanks, Vince. Okay, so for anyone who may be unfamiliar with our Company, Linear Technology has been designing, manufacturing and marketing a broad line of high-performance analog and highly integrated circuits for major companies worldwide for 35 years. Linear’s hallmark has been analog excellence, building innovative products to solve tough problems to serve our customer base.

While Linear was not actively seeking a combination, when this unique opportunity presented itself, it became clear that we were talking about something that could create additional value for our stakeholders. The merger of our two Companies delivers superior value for our shareholders. The transition consideration represents a valuation of approximately 9.5 times Linear’s trailing 12 months revenue — the highest revenue multiple paid by a large, publicly-traded [semise] domestic Company in the past decade. In addition to the cash value, Linear shareholders will have the opportunity to participate in upside potential inherent in the combination through the stock component of the transaction consideration.

The Board of Directors — our Board of Directors believes that bringing together these two highly complementary Companies will yield a positive result for our investors and other stakeholders. The combined entity will bring together the Companies’ complementary product portfolio, expanding leading-edge power technology, single-chain solutions, deep expertise in radio-frequency amplifiers and data conversion. And will also better-position us to deliver the integrated analog solutions and services that many of our customers are increasingly demanding.

Our two Companies are a great fit. Like Linear, Analog Devices is committed to analog excellence by providing superior value to our customers through innovative solutions and outstanding customer support. Analog Devices appreciates the excellent customer support that Linear provides, and is committed to maintaining the service for which Linear is known, with the full complement of its resources and capabilities.

Of course, the success we’ve achieved in our 35-year history would not have been possible without Linear’s talented and dedicated team of innovators. Our people are our most valuable assets. And Analog Devices understands and appreciates how essential they are to the continued leadership in our field. I am incredibly proud of Linear’s team, and I am gratified that Vince is well-aware of how lucky he is to welcome into the Analog family.

Finally, this afternoon, we also released Linear’s fourth-quarter and FY16 year-ending earnings results. In light of this announcement, we have canceled tomorrow’s conference call, but we will be posting additional supplemental information on our investors relations page and with the SEC. For the purpose of this call, I would politely ask you to keep all questions focused on this transaction. But feel free to reach out to Don Zerio with any specific questions about that supplemental information. So I will turn it back too you, Vince.

Vincent Roche - Analog Devices Inc - President & CEO

Thanks very much, Bob. So I look forward to working with you and the Linear Tech team. We’ve long-admired Linear, as you will know, a true innovation powerhouse that’s always been focused on solving its customers’ toughest engineering challenges. Linear, like ADI, is a leader in the[BBD] markets of industrial, automotive and communications infrastructure, and is a particularly well-respected innovator in the power management area.

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Given its strengths in this particular area, we expect to maintain the Linear Tech brand in power management. We believe that Linear Tech’s capabilities are highly complementary with ADI’s analog and mixed signal offerings. And that the ability to deliver a diversity and breadth of product offerings and highly innovative solutions is going to be a critical differentiator, as customers carefully select their long-term innovation partners.

So turning to slide 6 — which is why we believe this is the right combination at the right time in the evolution of our industry. As you will see here on slide 6, customers continue to ask us for more — more system-level solutions and more application domain-related expertise. So solving these needs represents a real opportunity to drive a new era of analog industry growth.

Turning to slide 7 of the presentation, by combining the portfolios and expertise of both ADI and Linear, we will have the ability to meet all of our customers’ analog and mixed signal needs at the intersection of the physical and the digital worlds. From converters to power management, signal conditioning, interface and RF and microwave. And across all of these analog categories, ADI will become the number one or number two player in these very sticky, long lifecycle and high-value product categories. Perhaps more importantly, you can see that our product portfolios are highly complementary, with very little overlap.

Turning to slide 8, this is where we really start to see the power of this combination and the complementarity of our two businesses. As you will see here, ADI almost doubles its addressable market to $14 billion from $8 billion.

On slide 9, we can see how this powerful combination manifests itself across the highest-value applications, where innovation matters and gets rewarded. The dark blue represents ADI’s existing core capabilities, and the green represent existing Linear Technology’s core capabilities. A quick read of this slide shows the power of the combined abilities.

In these highest-value applications, we will have the opportunity to become our customers’ leading innovation partner, which we believe will delight our customers and drive cross-selling revenue opportunities over time. So while these are some very compelling strategic benefits of this transaction, there are also some very compelling financial benefits. And now I invite Dave to walk you through them.

David Zinsner - Analog Devices Inc - CFO

Thanks, Vince. Turning to slide 10, we wanted to provide you with a high level overview of what the combined Company would have looked like, based on each Company’s FY15 information. As you can see, this is a very compelling transaction financially. It creates a $5 billion revenue Company, with a best-in-class financial profile, industry-leading non-GAAP gross margins of 69%, operating margins of 38%, and free cash flow margins of 31%. And given our larger scale and the expected synergies in this transaction, we believe we can drive these metrics even higher over time.

I’m now on slide 11. Based on trailing 12-month data, our combined free cash flow increases 70%, from $1 billion to $1.7 billion. And for free cash flow as a percent of sales, ADI becomes a true industry free cash flow leader, converting 34% of its trailing 12-month revenue into free cash flow. As synergies are realized and cross-selling opportunities increase, we believe can generate even higher levels of free cash flow over time. Which will enable rapid deleveraging in the near term, and outsized cash returned to shareholders over the long term.

Turning now to slide 12, over the next few years, we see a financial journey that should drive substantial value creation, placing us on a solid trajectory to achieve $5 in non-GAAP earnings per share by the end of 2020. We think about this transformation in three phases across both the P&L and the balance sheet. In Phase I, which will begin immediately post-closing, we will focus on operating expense synergies, primarily in support overlap functions, while we rapidly begin to pay down the debt associated with this transaction. In Phase II of this financial transformation timeline, we plan to optimize our manufacturing operations, while on the balance sheet side, we expect we will begin approaching our target leverage model of 2 times net debt to EBITDA.

And by Phase III, we expect to begin realizing revenue synergies, and to achieve our target leverage model. As a point of reference, we have already begun seeing material cross-selling opportunities from our acquisition of Hittite in 2014, and expect similar cross-selling opportunities through the combination of ADI and Linear. All told, we expect to realize annualized run rate cost synergies of $150 million within 18 months of the closing of the transaction.

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Turning now to slide 13, the total consideration of $14.8 billion will be funded through a combination of ADI shares, new debt, and the tax-efficient use of our global cash reserves. At closing, we expect the pro forma Company to have approximately $9 billion in gross debt and $8.2 billion of net debt, with a net leverage ratio of 3.8 times EBITDA excluding synergies, and 3.6 times EBITDA, including synergies. As such, ADI will move from a net cash position to a net debt position and pivot towards a more efficient capital structure.

We will also have $750 million in cash on the balance sheet, and additional domestic liquidity, with a $1 billion revolving credit facility. Our expected cash generation will be prioritized for rapid deleveraging, and we have emphasized repayable term loans in our debt structure to facilitate this deleveraging until we reach our leverage target of 2 times net debt to EBITDA. We also expect to maintain our dividend policy, and are committed to maintaining our strong investment-grade rating. This transaction is subject to regulatory clearance and other customary closing conditions, and we expect this deal to close by the end of the first half of calendar 2017.

Before I turn the call back to Vince, in the near term, I wanted to highlight our press release this afternoon and our guidance for the third quarter of FY16. Today we announced that we have raised and narrowed our guidance for fiscal third quarter. We now expect revenue in the third quarter to be approximately $865 million, and we expect EPS, excluding special items, to be in the range of $0.77 to $0.78, up from our prior range of $0.66 to $0.74.

We plan to hold our third-quarter FY16 earnings conference call on August 17, 2016, when we will answer all of your questions relating to the quarter. In addition, Linear released their earnings results today, and you can find their release, as Bob mentioned, on the Linear Tech IR page. And now, I will turn the call back over to Vince, who will take you to slide 14 of our presentation.

Vincent Roche - Analog Devices Inc - President & CEO

Thank you, Dave. So from our founding 51 years ago, the only constant has been change. Today’s announcement represents the next step in our value creation strategy and journey, placing ADI in an excellent position to capitalize on the rich vein of revenue growth opportunity that we see across a broad range of markets. And with the cash flow power of our combined Company, we see an excellent opportunity to drive shareholder returns through rapid deleveraging, as Dave said, and then a return of capital. We believe this combination of expected revenue growth, synergies and capital returns, as presented here on slide 14, represents a unique story in our industry.

Turning to slide 15, we believe Linear Technology joining forces with ADI is a win for all stakeholders. For customers, we will have ability to provide an unmatched breadth and diversity of offerings and support, with even greater levels of innovation, and system-level collaboration at the intersection of the physical and digital worlds. For employees, we bring together two world-class engineering cultures under one roof, and provide even greater opportunities for innovation and, indeed, professional growth. And for shareholders, we further strengthen our financial profile with an accretive transaction, industry-leading non-GAAP margins and free cash flow, and an expectation of even higher returns in the future, as we realize the synergies in this transaction.

We believe that this is the right deal at the right time in the history of the analog industry. The combination of these two great companies allows us to shape and capitalize on the exciting future of our industry. And I’m very confident that we will be able to drive compelling benefits for our customers, our employees and shareholders, for many years to come. We are excited to get started on the next phase of our innovation- and value-creation journey. And I look forward to keeping you updated on our progress. So with that, I’d like to open up to the floor for your questions.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Jennifer, can we get to our first question please?

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QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Jennifer, while you are compiling the questions, just a reminder, folks — we are going to run this like we usually do on the quarterly calls. Please keep yourself to one question. And we’re going to run this call until the end of the hour here, so if we get time, feel free to re-queue. But in the spirit of being fair to everybody, please keep yourself to one question. Thanks.

Operator

John Pitzer, Credit Suisse.

John Pitzer - Credit Suisse - Analyst

Yes, good afternoon, guys. Congratulations, Vince. Congratulations, Bob. Appreciate you letting me ask a question. I guess my question is really a little bit more detail around the expected $160 million of the annualized cost synergies 18 months out. Dave, maybe you could talk about any specific big buckets within that? And I guess specifically, does any of it seen any manufacturing consolidation? And if it doesn’t, is that an additional opportunity? Or are the process differences so significant between core Linear and core ADI that consolidated manufacturing footprint is not something that’s viable? Thanks.

David Zinsner - Analog Devices Inc - CFO

Thanks, John. The $150 million is a combination of all three buckets within expenses. There is some cost of sales efficiencies after economies of scale. We suspect there will be some economies of scale benefit in R&D. And then in SG&A, as you know, there’s quite a bit a public company expenses that go away now that Linear Tech is no longer going to be a public company. And there’s some duplicate functions that will go away as well. And that’s predominantly what makes up the $150 million.

It’s about — when you sum up all of those expenses on a combined basis between the two Companies, it’s about 5% of the expenses. It’s not terribly significant. We expect to operate four fabs and three back-end facilities when we begin the integration process. What we will do is, work our way to get to that $150 million. And once we of there, we will look to see if there are any other opportunities. But at this point, it does not include anything significant on the manufacturing side.

Vincent Roche - Analog Devices Inc - President & CEO

Yes, I think the — just to make it very clear, John, the reason we are up combining the two Companies is to really create a very compelling innovation story for the long term. That’s the great strength of both of our Companies. We see tremendous opportunity to combine just the technology, talents and product development capabilities of both Companies to generate a great future together. That’s the real value of the combination of Linear Tech with ADI. We’re aligned across all the — both attractive markets together. We share the very same ethos, I think, in terms of prizing engineering excellence, and really a great passion for doing great things for our customers. That, to me, is the most compelling reason for the entire effort here to combine Linear Tech and ADI.

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Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right, thanks, John. We’ll get to our next caller, please.

Operator

Chris Danely, Citigroup.

Chris Danely - Citigroup - Analyst

Hey, thanks, guys, and congratulations. My question is for Bob Swanson. Bob, can you just take us through your thought process, and then what you and Bob Dobkin are going to do at the combined Company — maybe compare and contrast the cultures a little bit?

Bob Swanson - Linear Technology Corporation - Co-Founder & Executive Chairman

Yes, well, I’m not sure at this point exactly what Bob Dobkin and myself are going to be doing. We need to talk that through. I think that’s to be determined. But my impression is that ADI wants us to participate.

Anyone who has known me during the last 35 years, knows that I have not been a big fan of mergers and acquisitions as a strategy for growth. Instead, I’ve favored organic growth. But the Linear Board felt that ADI’s offer represented a compelling value proposition for our shareholders. One of the reasons that I have not pursued acquisitions in the past is because often, one plus one does not even equal two. However, this combination is that unique combination — maybe the only one that we could have partnered with, where ADI and LTC probably is the only merger in the analog world that has a good chance of one and one far-exceeding two.

Relative to the cultures, I think we have cultures that are very similar relative to innovation. We both depend on innovation, and we are both engineering-driven. We both pride ourselves in winning business based on having first-to-market, better products. So I think that’s the reason this is a combination that can work better than any that I’ve seen in the past. So we’re optimistic.

Chris Danely - Citigroup - Analyst

Thank you.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Thanks, Chris. We’ll get to our next caller.

Operator

Steve Smigie, Raymond James.

Vince Celentano - Raymond James - Analyst

Thanks. This is Vince Celentano on for Steve. I had a question as far as the timing of the synergies. I know you mentioned within18 months, but do you find that’s going to be more front-end loaded, more back-end loaded? Do you think it’s going to be a steady increase going forward? Just your thoughts on that.

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David Zinsner - Analog Devices Inc - CFO

I think it will be a fairly steady increase over time. Obviously it will be a little bit more back-end loaded, just because we need a few months just to get ourselves initially integrated.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Great. Thanks, Vince, for the question, and we’ll get to the next caller. Appreciate it.

Operator

Ambrish Srivastava, BMO Capital Markets.

Ambrish Srivastava - BMO Capital Markets - Analyst

Hi, thank you. I just wanted to go through the — into the beginning of the thinking around making a big acquisition. Clearly, there is no doubt in my mind, and I’m sure in everybody’s mind, about the unique positioning of both of the Companies. But Vince and Dave, could you just walk us through what the context of the $5 EPS target you had laid out? And you had tried your own power management, I remember. Two or three years ago at the Analyst Day, you had said it’s very hard to do it on our own. So just help us frame the announcement with respect to your evolution of the thinking? Thank you.

David Zinsner - Analog Devices Inc - CFO

Yes, I mean, I don’t think the $5 number necessarily entered into it. Obviously we want to grow our earnings; that’s the fundamental driver of the financial model. But really, we did this more from a strategic perspective, to bring the power of — and no pun intended — of the technologies that Linear possesses, pull them into — under the ADI umbrella, and then be able to deliver just better technology to the customer base. And that was kind of the fundamental premise for doing it.

Now obviously, because of the fact that Linear is so profitable, we are going to have a pretty accretive profile to this merger. And as a result, it is going to be very additive to our earnings and give us a very good shot of hitting the $5 by 2020. But the real reason to do it was more from a strategic perspective.

Vincent Roche - Analog Devices Inc - President & CEO

So just to add a little bit more color to what David said, clearly the two Companies create a powerhouse in the world of analog. Our customers continue to hollow out their analog capabilities, and they are turning to partners more and more to fill that void for them. So we believe that combination of best ideas, the best talent, and our capacity to be able to work and solve bigger problems, is going to become more and more important to creating demand, and changing the way innovation is done in this analog industry. While others talk about scale as being the means to create value, we talk about having the right scale and of the right scope in the right places, and the right capabilities to execute against our strategy.

So we will have the — there’s no question, when you look around the industry and you look at the talent, we will have, I would say, our fair share of the talent combined across both Companies, combined with application domain expertise. And those combinations are going to be very powerful. And I think our customers will be very excited about what we are going to do for them in the years ahead. And as Dave said, you put all that together with a great financial model, and you’ve got one of the powerhouses in the entire semiconductor sector.

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Ali Husain - Analog Devices Inc - Treasurer & Director of IR

And Ambrish, if we just turn to slide 14, as we look to the future, we think that’s a pretty unique combination in this industry, to have this growth profile that we think we can really deliver on. In combination with capital returns and best-in-class margin and free cash flow profiles, we think is a pretty unique thing in the industry. Appreciate the question, and we will get to the next caller, please.

Operator

Tore Svanberg, Stifel.

Tore Svanberg - Stifel Nicolaus - Analyst

Yes, thank you, and congratulations to both parties. And Bob, thank you so much for an amazing ride. It’s been a lot of fun. (laughter)

Bob Swanson - Linear Technology Corporation - Co-Founder & Executive Chairman

Thank you.

Tore Svanberg - Stifel Nicolaus - Analyst

I know you mentioned that you were not seeking a combination, but I was hoping either one of you could elaborate a little bit on the process here, sort of timing. Is it something that came up recently, or have you been talking for a while? Just if you can add any color to that, that would be great. Thank you.

David Zinsner - Analog Devices Inc - CFO

I think, Tore, we will provide all of that detail in the disclosure when it comes out. So I think we will table that for now, and you will see, the lawyers have pulled together all kinds of detail to provide you.

Tore Svanberg - Stifel Nicolaus - Analyst

So does that mean I get another question?

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Yes, you get another question, Tore.

Tore Svanberg - Stifel Nicolaus - Analyst

I was hoping you could talk a little bit about the combined entity tax rate?

David Zinsner - Analog Devices Inc - CFO

Okay. So I would say, first of all, just from the outset, this will be a fairly tax-efficient structure that we’ve put in place. And because of the global nature of Linear tax business model, combined with our global footprint, we will be able to leverage our international locations, a lot of the cash and cash flow. And it will be done in a fairly tax-efficient way so it won’t be a significant hit to VDI’s P&L. Then over time, obviously we blend of the two cash flows.

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There’s certainly a significant amount of cash that gets generated offshore. Having said that, we will probably have some cash flow coming back into the US. And as a result, I think the blended tax rate is going to be pretty close to what our tax rate would be on a pro forma basis. So figure somewhere in the kind of 19%, 20% annualized, is what it’s going to end up looking like.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right, great, thanks, Tore.

Operator

Craig Ellis, B. Riley.

Craig Ellis - B. Riley & Company - Analyst

Thank you for taking the question. And congratulations, gentlemen, on a very sound deal, at least from an industrialogic standpoint. Vincent, I wanted to follow up on your comments — when you were touching on slide number 7, I think you said that the Company would be retaining the Linear Tech brand in power management. Which is certainly where there is tremendous mind share, but there is also product capability in converters and amps and in interface. So what is the plan with the brand there? And given that there’s some overlapping capability, how do you plan to manage areas where there is joint functional capability, over the intermediate and the long term?

Vincent Roche - Analog Devices Inc - President & CEO

Well, I think the way to think about this, Craig, we have enormously talented people on both sides of the fence, so to speak. And it’s our intention to, as Bob said, add one and one, and get something greater than the sum of the parts. There isn’t a great abundance of talent in this entire industry, so it’s our intention to make sure that we keep — we win the hearts and the minds of everybody around this great future that we’ve got.

Obviously ADI has got a very strong brand in converters. So it’s our intention to combine as much the roadmaps of both Companies for the future. LTC has done some quite unique things in the converter space over the last number of years. And I think there is some combination — we can add the pieces there and get something greater than the sum of the parts. They are quite additive, actually.

As you know, as you are inferring here, ADI has a much smaller — we have power management business at ADI. It’s a lot smaller than LTC’s. And my expectation is that LTC will not only keep its brand in high-performance power, but also take the lead in driving the process roadmaps, the process technology roadmaps, the product roadmaps, over time across the market that we really care about. So that’s our sense there, that’s our thinking.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right, Craig, thanks. Next question, please.

Operator

Amit Daryanani, RBC Capital Markets.

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Amit Daryanani - RBC Capital Markets - Analyst

Thanks, good afternoon, guys, and congrats on the deal. Could you just talk about the $7.3 million of new debt that you have to issue? Is there a range in terms of cost of debt that you are looking at? And the timeline to de-lever and get to the optimized balance sheet, from your perspective?

David Zinsner - Analog Devices Inc - CFO

Yes, it’s going to be a mixture of term loans and bonds. We’ve got to figure out the mix still, but we have some time to do that. I would say, probably the blended cost of that debt is going to be somewhere in the range of 3%. I just saw Standard & Poor’s revised their rating, but it’s still a strong, investment-graded BBB, and I think Moody’s came out Ba1, if I’m not mistaken. So obviously that’s going to translate into very attractive financing rates for us.

Our expectation is, given the cash flow of the combined Company, we will be able to pay down the debt at a pace of about $1 billion a year. And so I think what happens when you run that out, probably within three years, we are down to about 2 times debt to EBITDA, which is kind of our target model.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right, thanks, Amit. Next question, please.

Operator

Tristan Gerra, Baird.

Tristan Gerra - Robert W. Baird & Company - Analyst

Hi, good afternoon. Could you talk a bit about the cross-selling opportunities and it give us some color on quantifying this? And what percentage do you see as current overlap from a product or customer or distribution standpoint?

Vincent Roche - Analog Devices Inc - President & CEO

Yes, clearly, there are cross-selling synergies. There are many places where ADI, for example — I’ll just use some examples here to talk to this point, this question you’ve asked. So for example, in the area of RF and microwave, we have — ADI has a very strong position from microwave to bips. And you know, typically, in each of these complex signal chains, there is a lot of analog technology, digital technology, that requires very complex and sophisticated power management in the applications in which we play.

So I would say, for example, in terms of the revenue synergies, in automotive, I think, clearly there is, in the area of powertrain and predictive safety, in communications, I think in wireless infrastructure, where ADI has a strong play. There’s obviously an opportunity there.

Linear has a much stronger position in wire line, so I think there’s an opportunity to bring the signal chain complexity and sophistication to that particular area — areas like in the industrial market, aerospace and defense. You know, there are many precision areas where both Companies has got building blocks. Now we can build more complete solutions in these precision industrial applications. I think there are many others geographically as well.

So I think the way to look at this, we will — as you know, the design cycles in this design industry are quite long. So in terms of beginning to see the real revenue impact, it’s going to be two to three years, I think, as we’ve experienced as well with Hittite. But my sense is, from our customers — and I think Bob would share this as well — that there’s an opportunity to be a lot more complete in the offerings, and to bring the capabilities to bear. I think those are just ideas around the areas, but it will take us multiple years to see the revenue synergies.

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Ali Husain - Analog Devices Inc - Treasurer & Director of IR

And Tristan, just in turning to slide 9, is really a visual representation of what Vince just talked about. And so I would encourage you to look at that area, like advanced driver system systems, wireless infrastructure, 4G to 5G, small-cell bay stations and the like. So hopefully, that’s helpful, and we’ll get to our next caller, please.

Tristan Gerra - Robert W. Baird & Company - Analyst

Thank you.

Operator

Stacy Rasgon, Bernstein Research.

Stacy Rasgon - Bernstein Research - Analyst

Hi, guys, thanks for taking my question. If I’m looking at slide 7, where you show the share positions by product type, I don’t think this deal really changes these positions all that much. They are kind of sitting where they were, on an individual basis. Where do you see within the different products the opportunity for the most disruptive amount of revenue synergies and growth? And are there any areas you think you can take more of a leadership position than either Company individually has had in the past?

Vincent Roche - Analog Devices Inc - President & CEO

Well, clearly, Stacy, the position for ADI powertrain varies dramatically. And we’ve given you some ideas around the application areas where we can synergize the offerings of both Companies. And wherever we play, we are playing for number one, to be the leading player in whatever spaces we play. And as I said, I think what is very compelling here is that, as customers continue to rely on key innovators like ADI, and the combination of Linear Tech, more opportunity will come our way.

And it’s very clear which markets we are focused. We’re largely -- at ADI, we’ve been restructuring our portfolio over many years to focus more heavily on business-type applications. And we’ve taken a very selective view to playing in the consumer area, particularly in applications where our technology makes a big difference in the user experience. And where we can get paid adequately, and hopefully, sustain a position over time. So I think that’s the way to think about how we’re going to position the combined entities over time.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right, thanks, Stacy. And we’ll get to our next question.

Operator

Craig Hettenbach, Morgan Stanley.

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Craig Hettenbach - Morgan Stanley - Analyst

Yes, hi, thanks. I also wanted to touch on just the synergy angle, which I think is pretty compelling. If I look at Linear Tech, and they are focused on kind of a more design-driven R&D kind of early on, and product technology, what does that mean in terms of maybe pulling you in the process? And I’m sure there’s examples vice-versa for ADI in terms of your early-on engagement with customers, and you can pull them in. But was hoping you can give some context around that in terms of your go-to-market from a design perspective, and what that means for the cross-sell?

Vincent Roche - Analog Devices Inc - President & CEO

Well, I think as both ADI and Linear Tech experienced, to be an innovation partner, by definition, you’ve got to be involved very early on in the decision cycles. So I think more and more, we see that on our signal processing technologies. And I think it very much depends on which particular customer, what kind of product they are designing, whether it’s the digital and the power technology, the power and the digital that gets designed first, or whether it’s the analog and the power technology.

So I think the way to think about this is, no matter what the decision process within a customer, whether it’s on the digital or the analog side, we are covering it, from the point of view of getting early access and insights to the applications, and at the need for solutions here.

Bob Swanson - Linear Technology Corporation - Co-Founder & Executive Chairman

Yes, I think we see the same thing. The more powerful supplier — or the more dependent you are as a supplier to the big customers, the more you can bring to the party, the more often you are invited to participate up front where the big decisions are made. So as of the combined Company has more of a contribution to make, I think we do get to look at opportunities early on where you get to be first-to-business.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Thanks, Craig. Next question, please.

Operator

Blayne Curtis, Barclays.

Blayne Curtis - Barclays Capital - Analyst

Hey, guys, thanks for taking my question, and congrats. Just curious — obviously the product fit makes a kind of sense. Just curious between the two — and apologize if this was asked — in terms of the two cultures, really two long-standing Companies. And Linear has had great retention, they have had great profit sharing. Just curious of your views in terms of the fit from culture-wise and retention of the employees, which in Analog, is a lot of the assets?

Vincent Roche - Analog Devices Inc - President & CEO

Yes, it’s a good question. So first off, I think, as I said in the prepared remarks, the value systems of both Companies are very similar. We value innovation, we value people, we value great supply chain, great product quality — all of those things, giving our customers great value for money. So I think, yes, the cultures are different in some ways. They are very similar in some ways, they are very different in some ways.

But it’s our intention — it’s my intention to make sure that we take the best ideas from both sides, take the strengths of both ADI and Linear. So we’re going to listen very hard to each other, and make sure that we decide on a future together that’s targeted at this very rich innovation space, and make sure we get the best outcome. So we’re very people-centric. By the way, we both have profit-sharing schemes, we both have great retention. So it’s my intention, as Bob said in his prepared remarks, to add one and one and get something greater than the sum of the parts here.

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Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Great, thanks. Next caller, please.

Operator

Ross Seymore, Deutsche Bank.

Ross Seymore - Deutsche Bank - Analyst

Hi, guys. Also congratulations, like everyone else is giving you, for getting this deal done. Just a question on the cash flow side of things. I know the immediate prioritization is going to be to de-lever. But after that’s done and you hit your 2 times target, I wanted to see what the prioritization of cash would be? And if the location of where it’s generated is changing at all, to allow you to return more domestically?

David Zinsner - Analog Devices Inc - CFO

It will change a bit, I wouldn’t say materially. We haven’t quite, Ross, to be honest with you, figured that all out, any specificity. So I’ll have to table that one a little bit. I think our priority, though, is pretty similar to what it was, which is, that once we are down to a leverage level that we aspire to get to, then our goal is to be a good returner of cash to shareholders, both in the form of dividends, and we most likely resume the buyback once we’re back to the appropriate leverage levels.

And then also, we still do think that some targeted M&A makes a lot of sense for us, and so some of that cash will be used for M&A purposes. I think the strategy won’t have changed much, other than this window where we’re working debt down.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Thanks, Ross. Next caller, please.

Operator

Steven Chin, UBS.

Steven Chin - UBS - Analyst

Hi, thanks for taking my question, and let me present my congratulations on the deal.

Vincent Roche - Analog Devices Inc - President & CEO

Thanks, Steven.

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Steven Chin - UBS - Analyst

I just wanted to quickly ask, in terms of the combined Analog and Linear, what would be the blended percentage of sales from distribution and catalog? And how would that trend, as one of the (inaudible)?

David Zinsner - Analog Devices Inc - CFO

So we have — about 55% of our revenue comes from distribution. Bob, what is your percentage?

Bob Swanson - Linear Technology Corporation - Co-Founder & Executive Chairman

Ours is probably more like 45%/55% — 45% from distribution. So we’ll probably blend it, but it’s 50%.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Was that the question? I guess it was. Okay, well, we’ll move on to the next caller. Great, thanks, Steven.

Operator

Amit Shah, Nomura.

Amit Shah - Nomura Securities - Analyst

Yes, thank you. The deal is obviously very strategic, and it’s accretive. Curious, Dave, if you were also able to justify in just buying Linear from an ROI perspective, relative to, say, purchasing the Company’s stock?

David Zinsner - Analog Devices Inc - CFO

Yes, so obviously, we had Credit Suisse help us out on all of these things, and they calculated the value about 50 different ways to Sunday. And we used a variety of different valuation techniques — internal rate of return, return on invested capital, just kind of cash flow, EBITDA and PE multiples.

And I think when you look at the value in earnings creation from this transaction, particularly when we start to layer in the revenue synergies down the line, and you compare it against the buyback. And in particular, given that we can do this in a very tax-efficient way, which you can’t necessarily do in a buyback, this far-exceeded the returns we would have gotten from a buyback. I mean, we did it for other reasons, obviously for strategic reasons. But from a value perspective, it was also quite complementary to the model.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Thanks, Amit.

Amit Shah - Nomura Securities - Analyst

Okay, thank you.

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Operator

Ian Ing, MKM Partners.

Ian Ing - MKM Partners - Analyst

Yes, thanks. I share in my congratulations. As you look at the Linear portfolio, do you think you’ve got the opportunity to re-purpose and play in consumer and higher-volume applications? As you know, Linear has been pretty selective on markets, and has the highest gross margins in semi’s right now.

Vincent Roche - Analog Devices Inc - President & CEO

Well, we both share that value. We are both are very selective in which markets we play. Again, you know, we are very clear. We have a very high bar, and we’re picking only those applications in consumer where we make a big, demonstrable difference to the end-user experience. Where we can get well-paid, get the margins that we expect for the innovation we create. And so that’s the way to think about it.

And you know, we will always be selective and very careful. But you know, when we think about the world and where to deploy our investments, our R&D, we think largely about the B2B applications. That’s where we think first; we’re inclined to fill that bucket first, the need for R&D. But, you know, there are good spaces that one can play in consumer, but we are very selective, very careful.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Great, thanks. Next question.

Operator

Vivek Arya, Bank of America.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you for taking my question, and congratulations on this announcement. I’m just trying to get a sense of accretion. And at your Analyst Day, I think that you had laid out a target of $4 to $5 on an organic basis. And with Linear, that number is now solidly around $5. So if I just mathematically take the midpoint of what you had before and now with the $5, that implies about 10% to 15% EPS accretion by year 2020. I just wanted to make sure that is the right interpretation?

And no pun intended — should we assume a linear progression towards that kind of accretion, so you will have — I don’t know, 5% accretion in 18 months, 10% beyond that? So I just wanted to get some clarity on that. Thank you.

David Zinsner - Analog Devices Inc - CFO

Okay, Vivek, let me take a stab at this. So our accretion out of the gate is about 10%, so it’s obviously a bit higher than what you estimate. By the time we get the $150 million of synergies within 18 months, it will be more like 20% accretive. Then from there, it just depends on how much we get in terms of revenue synergies and so forth. So I think it’s more accretive than you have baked into your model.

The range of $4 to $5, it was mostly organic, but we did assume there would be some M&A, at least to get the high-end of that range. And this is obviously the most attractive way we could have probably done it. So there may be a time at some point where we look for another target for earnings, but it won’t be now. We’ll bask in this for a while, and then come close of the acquisition, we will probably come up with a different model of how we’re going to operate the business and what new earnings target we might have, and we will reveal it at that time.

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Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Great, thanks, Vivek. And I think you just found the title to your next research note — Linear Progression. (laughter) Okay, we’ll take the next caller.

Operator

C. J. Muse, Evercore.

C. J. Muse - Evercore ISI - Analyst

Yes, good afternoon. Thank you for taking my question, and congrats again on the transaction. I just to clarify, Dave — did I hear you correctly say 19%, 20% tax rate? And as part of that, what will cash look like in terms of percentage of generation onshore? And as part of the financing, are you looking to finance offshore as well? Thank you.

David Zinsner - Analog Devices Inc - CFO

Yes, it’s a good question. Again, we haven’t locked down the model completely, but I think it won’t be terribly different than what we have today. So figure a third of it gets generated onshore, two-thirds gets generated offshore. Most of the new debt that we raise will end up offshore. And since two-thirds of the cash flow is getting generated offshore, and most of the debt if not all of the debt — the new debt — is offshore, it’s a pretty easy path towards paying that debt down.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Okay, next question.

Operator

William Stein, SunTrust.

William Stein - SunTrust Robinson Humphrey - Analyst

Great, thank you for taking my question, and I’ll offer my congratulations as well. Vince and Dave, I’m hoping you might share with us some thoughts, now that the Hittite acquisition is far enough in the rear view mirror, thoughts as to sort of biggest opportunities when you are contemplating this rather large acquisition? And also the biggest risks, and how you intend to manage them?

Vincent Roche - Analog Devices Inc - President & CEO

So maybe I can start off. So clearly, we are combining very talented Companies. So keeping the talent engaged is a mission-critical. So our philosophy is that — you know, we have pretty hands. We make sure that we win the hearts and minds of people, that we have a mission that everybody has bought into, and that we are focused on applications that we are all excited about it. And that we’re engaging with customers with a very unified face.

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So you know, I think we’re very pleased with the Hittite acquisition on all of the different dimensions that we had thought about, in terms of improving ADI’s capacity to deal with customers in the RF and microwave areas across multiple markets. That’s working very well for us. I think, as well, in terms of the integration, we’re working seamlessly across both enterprises now, I believe, without any question. And I think if you talk with our customers, they will agree that the combination of both Companies enables us to operate at a completely different level, to move beyond bits and parts, into thinking about system solutions, and how we bring the entire capabilities of both Companies to bear.

So financially, that transaction, a couple of — which I think now was just a couple of years ago at this point — pretty much gave us what we expected. And we’re never satisfied with the pace of getting revenue synergies. It always takes a little bit longer than everyone expects. But I think we are on good course there now.

The pipeline that we inherited from Hittite is good. I think we’ve been able to strengthen it. And as I said, that’s the only area where I think we probably overestimated the return. It’s in the speed of which we can create new growth. But I think we are very-well on track now. The opportunity pipeline, which I pay a lot of attention to, looks good.

David Zinsner - Analog Devices Inc - CFO

Yes, I would just add that I think one of the things that we took away is — after acquiring Hittite — is that you buy a really high-quality company, and you generally never look back and look disappointed in your decision. That’s why we acquired Hittite, and that’s why we came to the conclusion on Linear, is, what we are looking for are very high-quality companies where engineering is the primary focus of the company. And we are usually well-served when we do that.

Vincent Roche - Analog Devices Inc - President & CEO

Yes, and I think there was a question earlier about combining. I think where these deals really come unglued is when the [—] stay, the values of both companies are misaligned. We can tolerate cultural differences, by the way. In fact, I believe that in many ways culture enriches getting the best of both of these very high-performing Companies. It’s going to enrich the combination. But that’s what we will pay very careful attention to in the months, quarters and years ahead here.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

Great. Next caller.

Operator

Cody Acree, Drexel Hamilton.

Cody Acree - Drexel Hamilton - Analyst

Congratulations, guys, and thanks for letting me ask a question. Maybe if you can spend a little more time, a little more color on the $60 price, just how you arrived at that mix of stock versus cash? And given the low interest rate, why not more cash versus issuing more shares?

David Zinsner - Analog Devices Inc - CFO

Well, we wanted to, from a cash [person’s] equity perspective, we did want to give some equity to the Linear Tech shareholders, because we did think we were going to create tremendous value out of the Company on a combined basis. And this allows them to share some of the upside. Obviously the cost of debt, particularly when you are a relatively strong investment-grade credit, makes that fairly attractive.

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So we were balancing the desire to give some equity and some upside to the Linear Tech shareholders, combined with the knowledge that the more cash we used, the lower the cost of capital for us over time. And that’s really how we got to the mix. On the share price side, I think I will leave that one to the proxy. It will give you, in probably gory detail, exactly how that all came about.

Cody Acree - Drexel Hamilton - Analyst

All right, thanks, and congrats.

Vincent Roche - Analog Devices Inc - President & CEO

Thank you.

Operator

Chris Danely, Citigroup.

Chris Danely - Citigroup - Analyst

Thanks for letting me round-trip, guys. Two questions for Bob. Bob, what sort of pushed you over the edge in terms of selling versus staying at the Company? I think it’s safe to say that everybody, including myself, is surprised. And then what advice would you give — or I assume, are you giving, to Vince and Dave as to how to retain the engineers at Linear?

Bob Swanson - Linear Technology Corporation - Co-Founder & Executive Chairman

Well, on the second part of the question, we talked extensively about what he’s paying for, and he understands that clearly. I think what pushed us over there was, frankly, we are a public Company. They had fiduciary responsibilities, and the offer was so compelling, and the strategic opportunity was something hard to deny. So while it never was our intention to do this, the facts in the offer just basically superseded any ideas about not doing it in the beginning. So it just turned out to be a deal we couldn’t turn down.

Chris Danely - Citigroup - Analyst

Thanks.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right. And I guess we will get to our last caller, because we are almost at 3 o’clock.

Operator

Ambrish Srivastava, BMO Capital Markets.

Ambrish Srivastava - BMO Capital Markets - Analyst

Hi, I had a follow-up. Thanks for squeezing me back in. Dave, you mentioned that the long-term margin potential is a little bit different. Can you please help us understand where do you see the long-term margin profile for the combined entity? Thank you.

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David Zinsner - Analog Devices Inc - CFO

Yes, also as I said in the prepared remarks, that our blended pro forma gross margins are 69%, and our operating margins are 38%. Once you build in the $150 million synergies, I think we get just north of 70% gross margins, and probably north of 40% operating margins. Beyond that, we haven’t, I think, constructed expansion beyond that, at this point. But I would suspect, once we get the business integrated and we have achieved all of those synergies, we will look to potentially get more leverage out of it.

But I think at the moment, what you can look at is a Company that is $5 billion-plus, hopefully growing at growth rates that we both aspire to grow at. Getting 70% gross margins and 40% operating margins, or just north of that, and generating a ton of cash and kind of north of mid- 30s cash flow as a percent of revenue.

Ali Husain - Analog Devices Inc - Treasurer & Director of IR

All right. First of all thank you, and thanks for everybody, for joining us. We are at the end of the hour here. Just a reminder — we have our regularly scheduled earnings call scheduled for August 17, and we will be issuing a press release shortly to announce that. But remember, you heard it here first. So here we go, folks. Thank you very much. We’re very excited about the future of our Company. Thank you for dialing in. We will talk to you soon.

Operator

That you for your participation. This concludes today’s Analog Devices call. You may now disconnect.

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Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, expected benefits and synergies of the transaction, Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR TECHNOLOGY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR TECHNOLOGY AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Linear Technology’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology shareholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology shareholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices’ common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of shareholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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